EXHIBIT 99.2

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on Resolutions of the Fourth Meeting of the Fourth Session of the Board of Supervisors of China Life Insurance Company Limited

The fourth meeting (the “Meeting”) of the fourth session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) (the “Supervisory Board”) was held on December 21, 2012 in Beijing. The supervisors were notified of the Meeting by way of a written notice dated December 12, 2012. Out of the five supervisors of the Company, four supervisors, including Xia Zhihua, Luo Zhongmin, Yang Cuilian and Li Xuejun, attended the Meeting in person. Mr. Shi Xiangming was on leave for business and authorized in writing Li Xuejun to cast the votes for him. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, regulatory rules, Articles of Association (the “AOA”) of the Company, and Procedural Rules for the Board of Supervisors of the Company.

The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Passed the Proposal Regarding the Comprehensive Trial Work Implementation Program for the Reporting of Large-amount and Suspicious Transactions of China Life Insurance Company Limited

Voting result: 5 for, 0 against, with no abstention

2.	Passed the Proposal Regarding the Supervisory Board’s Survey in Fujian Province in 2012

Voting result: 5 for, 0 against, with no abstention

3.	Passed the Proposal Regarding the Temporary Measures for the Management of Subsidiary Companies Controlled by China Life Insurance Company Limited

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

December 21, 2012